Contact

www.linkedin.com/in/aaron-powell-60723617a (LinkedIn)

Aaron Powell

Founder & CEO at Bunch Bikes
Dallas-Fort Worth Metroplex

Experience

Bunch Bikes

Founder & CEO
March 2017 - Present (8 years 4 months)
Denton, Texas, United States